SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d-2-101)

INFORMATION  TO BE INCLUDED IN  STATEMENTS  FILED  PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                             (Amendment No. _1_)(1)

                                 NetManage, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title Of Class Of Securities)

                                    641144308
                                 (CUSIP Number)

                                   Daniel Zeff
                          c/o Zeff Holding Company, LLC
                        50 California Street, Suite 1500
                             San Francisco, CA 94111
                                 (415) 439-5274
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 October 3, 2006

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  641144308                                                                                            Page 2
                                         13D


--------- ------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Daniel Zeff
--------- ------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                           (a)  [ ]
                                                                                                           (b)  [x]

--------- ------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO
--------- ------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                               [ ]

--------- ------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 903,788
                       ------ ----------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ ----------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               903,788
                       ------ ----------------------------------------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
--------- ------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

          903,788
--------- ------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                                                                [x]

------------------------------------
(1)  Includes  395,492 shares of Common Stock owned by Zeff Capital  Partners I,
     L.P. Because Zeff Holding Company, LLC has sole voting and investment power over Zeff Capital Partner I, L.P.'s security  holdings and Mr. Zeff, in his role as the sole manager and member of Zeff Holding Company,  LLC, controls its voting and investment decisions, each of Zeff Capital Partners I, L.P.,
     Zeff Holding  Company,  LLC, and Mr. Zeff may be deemed to have  beneficial ownership of the shares  owned of record by Zeff  Capital  Partners I, L.P.
     Also includes  508,296 shares of Common Stock owned by Spectrum Galaxy Fund
     Ltd. Because Mr. Zeff provides discretionary investment management services to Zeff Capital  Offshore Fund, a class shares of Spectrum Galaxy Fund Ltd.
     and Mr. Zeff,  in his role as investment  manager,  controls its voting and investment  decisions,  Mr. Zeff may be deemed to have beneficial ownership of the shares owned of record by Spectrum Galaxy Fund Ltd.

CUSIP No.  641144308                                                                                            Page 3
                                         13D


--------- ------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.57%(2)
--------- ------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- ------------------------------------------------------------------------------------------------------------

(2) Based on 9,442,367 shares of Common Stock of NetManage, Inc. ("NetManage" or the "Issuer") outstanding at August 9, 2006, as reported in the Issuer's
     Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 11, 2006.



CUSIP No.  641144308                                                                                            Page 4
                                         13D


--------- ------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Zeff Holding Company, LLC
--------- ------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                           (a)  [ ]
                                                                                                           (b)  [x]

--------- ------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------- ------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                               [ ]

--------- ------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 395,492
                       ------ ----------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ ----------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               395,492
                       ------ ----------------------------------------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
--------- ------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(3)

          395,492
--------- ------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*(4)
                                                                                                                [x]

--------- ------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.19%(2)
--------- ------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------- ------------------------------------------------------------------------------------------------------------

(3) Because Zeff Holding Company, LLC has sole investment and voting power over 395,492 shares of Common Stock owned of record by Zeff Capital Partners I,
     L.P., Zeff Holding Company, LLC may be deemed to have beneficial ownership of these shares.

(4) The amount in row (11) excludes 508,296 shares of Common Stock owned of record by Spectrum Galaxy Fund Ltd. Each of Zeff Holding Company, LLC and
     Zeff Capital Partners I, L.P. expressly disclaims beneficial ownership of all shares held by Spectrum Galaxy Fund Ltd.



CUSIP No.  641144308                                                                                            Page 5
                                         13D

--------- ------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Zeff Capital Partners I, L.P.
--------- ------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                           (a)  [ ]
                                                                                                           (b)  [x]

--------- ------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------- ------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                               [ ]

--------- ------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 395,492
                       ------ ----------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ ----------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               395,492
                       ------ ----------------------------------------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
--------- ------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          395,492
--------- ------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*(4)
                                                                                                                [x]

--------- ------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.19%(2)
--------- ------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------- ------------------------------------------------------------------------------------------------------------


CUSIP No.  641144308                                                                                            Page 6
                                         13D


--------- ------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Spectrum Galaxy Fund Ltd.
--------- ------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                           (a)  [ ]
                                                                                                           (b)  [x]

--------- ------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------- ------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                               [ ]

--------- ------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
--------- ------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 508,296
                       ------ ----------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ ----------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               508,296
                       ------ ----------------------------------------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
--------- ------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          508,296
--------- ------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*(5)
                                                                                                                [x]

--------- ------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.38%(2)
--------- ------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------- ------------------------------------------------------------------------------------------------------------

(5) The amount in row (11) excludes 395,492 shares of Common Stock owned of record by Zeff Capital Partners I, L.P. Spectrum Galaxy Fund Ltd. expressly disclaims beneficial ownership of all shares held through Zeff Capital
     Partners I, L.P.



CUSIP No.  641144308                                                      Page 7
                                         13D


Item 4.       Purpose of the Transaction

         Item 4 as previously filed is hereby amended to add the following:
         On October 3, 2006, the filing persons sent the Issuer a letter providing certain information and extending the time for their proposal to remain open. A copy of this letter is attached to this amendment as Exhibit A.

Item 7.       Material to be filed as Exhibits


        EXHIBIT A: Letter to Board of Directors dated August 31, 2006, redacted.

CUSIP No. 641144308                     13D                              Page 8


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October __12__, 2006


                          Zeff Capital Partners I, L.P.
                              By: Zeff Holding Company, LLC, its General
                                      Partner
                          By: /s/ Daniel Zeff
                              ---------------------------------------------
                              Daniel Zeff, Manager


                          Zeff Holding Company, LLC


                          By: /s/ Daniel Zeff
                              ---------------------------------------------
                              Daniel Zeff, Manager


                          Spectrum Galaxy Fund Ltd.


                          By: /s/ Dion R. Friedland
                              ---------------------------------------------
                              Dion R. Friedland, Director


                          By: /s/ Daniel Zeff
                              ---------------------------------------------
                              Daniel Zeff

                                    EXHIBIT A

   Riley Investment Management, LLC               Zeff Capital Partners, L.P.
11100 Santa Monica Boulevard, Suite 810         50 California Street, Suite 1500
     Los Angeles, California 90025                  San Francisco, CA 94111


                                 October 3, 2006


NetManage, Inc.
Board of Directors
20883 Stevens Creek Boulevard
Cupertino, CA  95014


Dear Mr. Alon:

We believe that our initial letter to you on August 31, 2006 provided NetManage, Inc. ("NetManage") enough information for the Board of Directors to meet with us to discuss our proposal to acquire all of the outstanding shares of NetManage common stock that we do not already own for $5.25 per share in cash (the "Transaction"). We are disappointed that, according to your letter to us dated September 12, 2006, you had not yet undertaken an evaluation of the proposed Transaction. We are even more disappointed that in lieu of meeting with us to at least preliminarily discuss our proposal you have sent us the letter with your requests, many of which cannot be answered without due diligence or discussions with NetManage. However, in order to advance the process, we are responding to your letter with the following additional information:

o Background: Riley Investment Management LLC ("RIM") was founded in February 2000 and currently has assets under management of approximately * million. RIM has a wide background in activist investing and a strong operating background particularly in technology companies through, among other factors, its membership on boards of directors. RIM's managing member
     Bryant Riley serves on the Board of Directors of Integrated Silicon Solution Inc., Carreker Corporation, Celeritek, Inc. (now named CTK Windup Corp.), Mossimo, Inc. and Aldila, Inc. and is the Chairman of Alliance Semiconductor Corporation. Although RIM has not previously acquired a public company, RIM has successfully led to changes in management and control of the aforementioned companies and negotiated the sale of numerous businesses and business units in connection with its Board participation in those companies. RIM is the general partner of SACC Partners L.P. RIM and
     B. Riley & Company are owned by Mr. Riley and Mr. Riley is also the Chairman of the Board of B. Riley & Company.

     Zeff Capital Partners, L.P. ("Zeff Capital") was founded in July 2001 and currently has assets under management of approximately * million. Zeff Capital traditionally invests as a passive long-term shareholder but has a history of activism in cases of underperforming businesses. * Daniel Zeff is President and Managing Member of Zeff Holding Company, LLC, which serves as the General Partner of Zeff Capital and the Investment Manager of Zeff Capital Offshore Fund.

o Financing: With more than * million under management combined, we have ample resources at our disposal to finance the equity required for the acquisition of NetManage. Furthermore, we anticipate obtaining preliminary financing commitments by October 15, 2006. Of course, in order for us to obtain definitive financing commitments, NetManage would need to allow our financing partners to conduct due diligence.


LEGAL_US_W # 54514070.1 29501.00020

o Conditions: Because NetManage has not met with us to discuss our proposal and we have not been allowed to conduct due diligence, it is difficult to describe all of the conditions to the consummation of the Transaction we expect to include in the definitive agreements. However, at a minimum, we would expect to include conditions with respect to: 1) accuracy of representations and warranties and compliance with covenants, 2) obtaining any required regulatory and material third party consents, 3) entry into agreements with selected members of NetManage management, 4) absence of a material adverse change, and 5) obtaining financing for the Transaction. We reserve the right to include additional conditions based on our negotiations with NetManage, our due diligence and our discussions with financing sources

o Post-Closing Management: We have significant experience in restructuring unprofitable businesses and are confident of our ability to work together with NetManage's employees. Because you have not engaged in discussions with us and have not allowed us to speak to management members, we are unable to describe the terms on which we would expect to retain management post closing. However, we wish to reiterate our support and confidence in NetManage's loyal and talented employees, as the Company will continue to rely on their expertise in research and development, marketing and sales, operations and general management post-closing. During the due diligence process we intend to enter into discussions with * managers and identify those who share our view regarding the necessary measures required to bring NetManage back to profitability.

o Timing: We would like to reiterate our desire to reach a definite merger agreement at the earliest possible date. Once we are allowed to begin our due diligence, and assuming your full cooperation, we anticipate that we will require 45 business days to gather the necessary information and complete discussions with your management team. We will provide a draft of a definite merger agreement 15 days after the completion of this process.

Our proposal remains conditioned upon, among other things, completion of satisfactory due diligence, completion of financing plan, negotiation of mutually acceptable definitive agreements (and the conditions set forth in such agreements) and reaching agreement with certain members of NetManage management for continued employment following the Transaction on mutually satisfactory terms. In addition, this letter does not constitute a legally binding obligation, and there will be no binding obligation except as set forth in definitive acquisition documents executed by all parties. We have no obligation to enter into or consummate a transaction, except if and to the extent reflected in any such executed, definitive agreements.

We are disappointed that NetManage's Board of Directors has not taken a more proactive approach to our offer and reiterate that time is of the essence for your shareholders. Having now responded to your information requests we hope to receive your prompt response. Accordingly, we are extending the expiration date of our proposal to October 15, 2006. We are more than willing to enter into friendly negotiations but we are also prepared to pursue other alternatives, including seeking changes in senior management and the Board of Directors.


--------------------------------------------------------------------------------
                                    Bryant R. Riley, as Managing Member, Riley
                                    Investment Management LLC


                                    --------------------------------------------
                                    Daniel Zeff, as Managing Partner,




[*] represents information redacted pursuant to a confidential treatment request. Such omitted information has been filed separately with the Securities and Exchange Commission.


LEGAL_US_W # 54514070.1 29501.00020